As filed with the Securities and Exchange Commission on October 9, 2013

Registration No. 333-178786-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GREENBACKER RENEWABLE ENERGY COMPANY LLC

(Exact name of registrant as specified in its governing instruments)

Delaware

(State or other jurisdiction of incorporation or organization)

4911

(Primary Standard Industrial Classification Code Number)

80-0872648

(I.R.S. Employer Identification Number)

535 Fifth Avenue, Suite 421

New York, NY 10017

Tel (646) 532-6707

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Sher

c/o Greenbacker Capital Management LLC

535 Fifth Avenue, Suite 421

New York, NY 10017

Tel (646) 532-6707

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Jay L. Bernstein, Esq. Jacob A. Farquharson, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Tel (212) 878-8000 Fax (212) 878-8375	Lauren B. Prevost, Esq. Heath D. Linsky, Esq. Morris, Manning & Martin, LLP 1600 Atlanta Financial Center 3343 Peachtree Road, N.E. Atlanta, Georgia 30326-1044 Tel (404) 233-7000 Fax (404) 365-9532

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small company filer. See the definitions of “large accelerated filer,” “accelerated filer,” and “small reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Small reporting company	☐

This Post-Effective Amendment to the Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement filed by Greenbacker Renewable Energy Company LLC on Form S-1 (File No. 333-178786-01) (the “Registration Statement”), is being filed pursuant to Rule 462(d) for the sole purpose of filing revised Exhibits 3.2 and 10.2 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than the information under the heading “Exhibits” in Item 16 of Part II thereof and the related Exhibit Index, which are amended and restated in full as set forth below.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(b)	Exhibits

Exhibit	Description

3.1*	Certificate of Formation of Greenbacker Renewable Energy Company LLC (Incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form S-1 (File No. 333-178786-01) filed on December 11, 2012)

3.2**	Second Amended and Restated Limited Liability Company Operating Agreement of Greenbacker Renewable Energy Company LLC

4.1*	Form of Distribution Reinvestment Plan

4.2*	Form of Subscription Agreement (included as Appendix A to the prospectus)

5.1*	Opinion of Clifford Chance US LLP as to the legality of securities issued (including consent of such firm)

8.1*	Opinion of Clifford Chance US LLP as to Certain tax matters (including consent of such firm)

10.1*	Form of Participating Broker-Dealer Agreement

10.2**	Amended and Restated Advisory Agreement

10.3*	Form of Dealer Manager Agreement

10.4*	Form of Escrow Agreement

10.5*	Form of Administration Agreement

21.1*	List of Subsidiaries

23.1*	Consent of Clifford Chance US LLP (included in Exhibit 5.1)

23.2*	Consent of Clifford Chance US LLP (included in Exhibit 8.1)

23.3*	Consent of KPMG LLP

23.4*	Power of Attorney (included on signature page to the initial filing of this registration statement, filed on December 28, 2011)

23.5*	Consents of Independent Director Nominees (Incorporated by reference to Exhibit 23.4 to the registrant’s Registration Statement on Form S-1 (File No. 333-178786-01) filed on April 23, 2013)

24.1*	Power of Attorney (included on signature page to the initial filing of this registration statement, filed on December 28, 2011)

*	Filed previously.
**	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, and State of New York, on the 9th day of October, 2013.

Greenbacker Renewable Energy Company LLC

By:	/s/ David Sher
Name:	David Sher
Title:	Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ David Sher David Sher	Director	October 9, 2013

/s/ Boris Onefater Boris Onefater	Chief Financial Officer (Principal Accounting Officer)	October 9, 2013

/s/ Charles Wheeler Charles Wheeler	Chief Executive Officer, President and Director (Principal Executive Officer)	October 9, 2013

/s/ David M. Kastin David M. Kastin	Director	October 9, 2013

/s/ Robert Lawsky Robert Lawsky	Director	October 9, 2013